UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2007

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900
Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATION AND FINANCIAL CONDITION

On February 6, 2007, Heritage Commerce Corp issued a press release announcing preliminary results for the year ended December 31, 2006. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

ITEM 8.01 OTHER EVENT

On February 6, 2007, Heritage Commerce Corp declared a $0.06 per share quarterly cash dividend. The dividend will be paid on March 15, 2007 to shareholders of record on February 22, 2007. A copy of the press release is attached as Exhibit 99.2 to this Form 8-K and is incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(C) Exhibits.

99.1 Press Release, dated February 6, 2007, entitled "Heritage Commerce Corp Reports Record Results in 2006"
99.2 Press Release, dated February 6, 2007, entitled "Heritage Commerce Corp Increases Quarterly Cash Dividend to $0.06 Per Share"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 6, 2007

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

By: /s/ Walter T. Kaczmarek
Name: Walter T. Kaczmarek
Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated February 6, 2007, entitled "Heritage Commerce Corp Reports Improved Third Quarter Profits"
99.2	Press Release, dated February 6, 2007, entitled "Heritage Commerce Corp Increases Quarterly Cash Dividend to $0.06 Per Share"